Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated October 28, 2020, with respect to the consolidated financial statements of OncoSec Medical Incorporated and Subsidiary as of July 31, 2020 and 2019 and for the two years then ended (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern and an explanatory paragraph related to the change in the method of accounting for leases), and to the reference to us under the heading “Experts” included in the Registration Statement on Form S-3 (No. 333-233447), as amended, incorporated by reference in this Registration Statement on Form S-3.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

January 20, 2021